Exhibit 99.1

[STEEL PARTNERS II LETTERHEAD]

January 8, 2008

Via Overnight Courier and Facsimile

Mr. Michael T. Dan
Chairman, Chief Executive Officer and President
The Brink’s Company
1801 Bayberry Court
Richmond, Virginia 23226-8100

Dear Mr. Dan:

Steel Partners II, L.P. is one of the largest shareholders of The Brink’s Company (“Brinks” or the “Company”), owning over 6% of the outstanding shares.  During the past year, we have communicated to you our thoughts on certain strategic alternatives available to Brinks for maximizing shareholder value.

We continue to believe Brinks is significantly undervalued and are disappointed that it has not implemented strategic alternatives recommended by us and the Company’s other significant shareholders.  We do not believe Brinks’ current strategy is in the best interests of the shareholders and cannot accept the status quo.  While we are encouraged by Brinks’ recent retention of Monitor Group to assist in evaluating strategic alternatives, we believe it should be apparent that significant shareholder value would be unlocked if the Company were to effect a tax free spin-off of one of its two business segments.  To the extent it is determined, based on advice from Monitor Group or otherwise, that Brinks will not pursue a tax free spin-off or other strategic alternative, we demand that Brinks pursue an immediate sale of the company in a process that maximizes value for all shareholders.  In the interim, due to the steep undervaluation of the common equity, we believe the Company should be aggressively buying back its shares and should significantly increase its current share repurchase program from the current $100 million authorization to $500 million.

We look forward to hearing from you.

Very truly yours,

STEEL PARTNERS II, L.P.

By:	Steel Partners II GP LLC
General Partner

By:	/s/ Warren G. Lichtenstein
Warren G. Lichtenstein
Managing Member